Exhibit 99.1

VANC Pharmaceuticals Re-prices Options and Grants Incentive Stock Options

January 8, 2015 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”) announces that further to its news release dated December 18, 2014, it has re-priced the 1,200,000 incentive stock options from $0.16 to $0.20. The Company has also set aside an aggregate of 150,000 incentive stock options to a Director to purchase shares of the Company at an exercise price of

$0.20 per share for a period of five years.

On behalf of:

VANC Pharmaceuticals Inc.

Arun Nayyar,

President and CEO

anayyar@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward- looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward- looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.